

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 10, 2017

<u>Via E-mail</u>
Matthew Ostrower
Executive Vice President, Chief Financial Officer and Treasurer
DDR Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

> **Re: DDR Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 21, 2017**
> **Form 8-K**
> **Filed February 14, 2017**
> **File No. 001-11690**

Dear Mr. Ostrower:

We have reviewed your response letter dated May 3, 2017 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K filed February 14, 2017</u>

<u>Exhibit 99.1</u>

1. We have reviewed your response to comment one of our letter dated April 21, 2017 and have taken your analysis into consideration. We continue to believe that when you provide an operating metric on a pro-rata basis, it is also important to include a consolidated and unconsolidated equivalent on a stand-alone basis. Please revise your disclosures in future earnings supplements accordingly.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities